Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA 91607

jkushner@thekushneroffices.com

April 26, 2017

VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathryn McHale

Re:	Franklin Hill Acquisition Corporation Registration Statement on Form S-1 Filed December 15th, 2016 File No. 333-215109

Dear Ms. McHale:

We express our appreciation for your prompt review of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Franklin Hill Acquisition Corporation, a Delaware corporation (the “Company”). On behalf of the Company, we are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 11, 2017 (the “Comment Letter”). In conjunction with these responses, the Company is filing its Amendment No. 1 to the Registration Statement (the “Amendment”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

General

Cover Page

1.	Staff Comment: Please revise your disclosure to state that the selling security holders will sell their market shares at the fixed price for the duration of the offering and remove the reference to sales at “market or privately negotiated prices”. Please make similar changes to other sections that discuss the offering price such as: “Determination of Offering Price”, “Selling Shareholder Sales”, and “Selling Shareholders”.

Company Response: Pursuant to the Staff’s request, the Company has revised its disclosure to state that the selling security holders will sell their shares at the fixed price for the duration of the offering. All references to sales at “Market or privately negotiated prices” have been removed.

2.	Staff Comment: Please revise to clearly disclose the offering price, rather than the “assumed” price to public.

Company Response: Pursuant to the Staff’s request, the Company has revised its disclosure to clearly reflect the fixed price to public. All references to an “assumed” price to public have been removed.

KUSHNER LAW OFFICES	Tel: (818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax: (213) 337 7058
VALLEY VILLAGE, CA 91607	jkushner@thekushneroffices.com

Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA 91607

jkushner@thekushneroffices.com

Business, page 3

3.	Staff Comment: Please disclose whether you are a blank check company or a shell company, as defined by Rule 405 of the Securities Act. We note the 10-K filed August 2, 2016 contemplates the company developing “its business plan by future acquisitions or mergers”.

Company Response: The Company is a shell company and not a blank check company. As defined in Rule 405 and Rule 12b-2 of the Securities Exchange Act of 1934 (the “Act”), a “shell company” is a company that is now, or at any time previously was, a company with no or nominal operations, and any one of the following: no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and other nominal assets. The Company is in its early stages of development and as such the Company has not yet initiated significant operations nor does the Company, to date, possess any assets other than cash, as reflected by the Company’s most recently filed financial statements which have been incorporated in its Annual Report on Form 10-K for fiscal year ended December 31, 2016, file number 000-55561. The Company thus meets the definition of a shell company under the Act.

The definition of a blank check company is not the same as a shell company. The Company respectfully suggests to the Staff that it is not a “Blank Check” company as defined by Rule 419 of the Securities Act of 1933, as amended (“Rule 419”).

Rule 419 defines a “blank check company” as a company that:

i. Is a development stage company that has no specific business plan or purpose [emphasis added] or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

ii. Is issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Company has a very specific business purpose and a bona fide plan of operations that involves management of retail and commercial properties located in the Asia Specific. The Company aims to increase the value of retail and commercial properties located in the ASEAN region by offering bundled appraisal and advisory services, facilities management, lease administration, maintenance and related services. These matters are described in the Registration Statement and further clarified by Amendment filed concurrently with this correspondence, in the section of the Prospectus entitled THE BUSINESS AND BUSINESS PLAN and subheadings thereunder as well as in an expanded MD&A section. The Company is an early development stage company and not a 419 company.

In addition, the Company does not have any plans to engage in a merger or acquisition with any other company or companies or other entity or person. While the Company generates funds sufficient to hire staff, purchase equipment and other assets, in the initial stage of development of the Company’s business plan the Company intends to initiate operations by utilizing the existing relationships of its owner, Ms. Khoo, to outsource its projects to third-party vendors (the “Vendors”), who will offer services of the Company and the Company will collect a portion of the fee charged by the Vendors. This is disclosed under the section of the Prospectus entitled THE BUSINESS AND BUSINESS PLAN as follows:

“For the first twelve months of operation, or until the Company has generated funds sufficient to hire staff, equipment, and other assets necessary to perform business services in-house, the Company will at the outset utilize the existing relationships of its owner, Ms. Khoo, to outsource its projects to third-party vendors who will offer facilities management, leasing, maintenance & related services to the Company at a discounted market rate. The Company intends to pass these savings on to its client base, and generate profit and brand recognition therefrom. The Company intends to use paid-up capital of its securities to advance costs associated with this plan, for items including marketing & travel expenses and other operating expenses. If no such funds are obtained, the Company will seek out debt financing or other instruments to fund operations prior to profitability.”

KUSHNER LAW OFFICES	Tel: (818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax: (213) 337 7058
VALLEY VILLAGE, CA 91607	jkushner@thekushneroffices.com

2

Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA 91607

jkushner@thekushneroffices.com

The Company, because of its business plan, is not a blank check company but is an early stage development company as disclosed throughout the Registration Statement. The Company may also be considered a shell company, as defined by the Act.

4.	Staff Comment: Please revise this section, and the Business and Business Plan section, to provide specific information as to the proposed business of the company and what steps the company has taken to move that business plan forward. Because you have included several business descriptions such as advisory services, financial services (appraisals, mortgage valuation, lease administration), legal services (tenant representation), and facilities management, it is unclear to investors what the company’s actual business plan is. Please tell us how you intend to implement these plans and whether you intend to acquire other businesses currently operating in these markets or hire employees directly. In addition, please provide further detail with regard to:

●	the “several advantages” to which you refer;

●	how you intend to create “cost effective solutions”

●	what opportunities are created by the infrastructure developments you reference; and

●	what role you see the company playing in the Malaysian retail market.

Company Response: Pursuant to the Staff’s request, the Company has clarified its disclosure to provide specific information as to the Company’s business, its business plan, and how the Company intends to implement its business plan moving forward. The Company has also clarified the services it intends to offer pursuant to its plan and has provided detail as to its future role in the Malaysian and other ASEAN retail markets. The Company has also provided revisions in the Amendment to detail its perceived competitive advantages the Company believes to hold based upon experience of its Management. In addition, pursuant to the Staff’s request, the Company has removed the indicated statements with respect to creating “cost effective solutions” and opportunities created by its infrastructure developments.

5.	Staff Comment: In the second paragraph of this section, you refer to US market analysis; however you state in the first paragraph that you intend to focus on Southeast Asia and the Pacific Rim. Please revise to explain why this information is relevant to investors and provide the source(s) of this information or remove the reference.

Company Response: Pursuant to the Staff’s request, the Company has removed the reference to US market analysis.

Risks and Uncertainties Facing the Company, page 3

6.	Staff Comment: We note the company has no cash, assets, or capital contributions as of September 30, 2016; therefore, please revise this section to:

●	remove the term “likely” in the second sentence which states you are likely to require additional financing;

●	add disclosure that the company has no assets at this time and therefore will not be able to act on any business strategies or plans until additional financing is obtained;

●	the company will receive no capital in this offering in order to affect its business

●	plans; and

KUSHNER LAW OFFICES	Tel: (818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax: (213) 337 7058
VALLEY VILLAGE, CA 91607	jkushner@thekushneroffices.com

3

Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA 91607

jkushner@thekushneroffices.com

●	revise the fifth paragraph to remove the reference to the company’s source of revenue to date because you have not reported any revenue.

Company Response: Pursuant to the Staff’s request, the Company has revised its disclosure in the Amendment.

Risk Factors

General

7.	Staff’s Comment: We note that you were delinquent filing your report for the quarter ended June 30, 2016 and did not provide reason for an extension. The failure to file a required SEC report on time constitutes a violation of Section 13(a) of the Exchange Act and may result in revocation of the company’s registration under the Exchange Act. Please include a risk factor regarding the availability of timely information to investors and the risk you face by not adhering to required SEC reporting requirements.

Company’s Response: Pursuant to the Staff’s request, the Company has revised its disclosure to include the risk factor related to the delinquent filing in the Amendment.

8.	Staff’s Comment: We note you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act; please include risk factor disclosure explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. In addition, please disclose as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Company’s Response: Pursuant to the Staff’s request, the Company has revised its disclosure to include the risk factor related to the Company’s extended transition period election in the Amendment.

Unforeseen Changes may materially adversely impact Company operations, page 11

9.	Staff’s Comment: This risk factor is overly generic in nature. Please remove the risk factor or address the specific risks posed to the Company.

Company’s Response: Pursuant to the Staff’s request, the Company has removed the risk factor.

The Market, page 14

10.	Staff’s Comment: In the last sentence of the first paragraph, please clarify what you mean by “offering integrated operations solutions”.

Company’s Response: Pursuant to the Staff’s request, the Company has clarified the disclosure in the Amendment.

KUSHNER LAW OFFICES	Tel: (818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax: (213) 337 7058
VALLEY VILLAGE, CA 91607	jkushner@thekushneroffices.com

4

Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA 91607

jkushner@thekushneroffices.com

Plan of Operation, page 15

11.	Staff’s Comment: Please significantly revise the Plan of Operation section to describe with specificity your plan of operation for the next twelve months. Provide detail regarding your plan of operation, including detailed milestones to your business plan, taking the company to the point of generating first revenues, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Your response will likely impact the Business section discussion. We may have further comment.

Company’s Response: Pursuant to the Staff’s request, the Company has revised its disclosure in the Amendment to reflect the Company’s detailed plan of operation for the next twelve months. The Business section of the Company’s disclosure has also been revised to reflect the Company’s plan of operation over the next twelve months.

12.	Staff’s Comment: In the third paragraph, the disclosure suggests you might obtain Asian financing to fund property investments; please disclose whether you are likely to obtain financing, given your lack of assets and operating history.

Company’s Response: Pursuant to the Staff’s request, the Company has revised its disclosure in the Amendment to address the likelihood that the Company will be able to obtain Asian market financing.

Potential Revenue, page 15

13.	Staff’s Comment: Given that you have no capital and no employees, please disclose how you intend to engage in the services you mention.

Company’s Response: Pursuant to the Staff’s request, the Company has revised its disclosure in the Amendment. We refer the Staff to revisions to the Company’s Business Plan and Plan of Operations, per Staff’s comments #4 and #11.

The Company

Change of Control, page 16

14.	Staff’s Comment: Please disclose the amount Ms. Khoo paid for the 19,000,000 shares.

Company’s Response: On May 23, 2016, the Company issued 19,000,000 shares to Ms. Khoo for services valued at par and 500,000 to Max Niche Saint Solutions Pte, Ltd for services rendered to the Company valued at par. The disclosure has been revised in the Amendment to reflect the nature of these issuances. Per the revisions to the Amendment, this has been disclosed under the section of the Prospectus entitled THE COMPANY and subsections thereunder as follows: “On May 23, 2016, the Company issued 19,000,000 shares to Ms. Khoo at par and a discount of $1,900, representing 95% of the then total outstanding 20,000,000 shares of common stock. On the same date the Company also issued 500,000 shares to Max Niche Saint Solutions Pte, Ltd. at par and a discount of $50.”

Ms. Khoo received an aggregate of 19,000,000 shares of the Company’s common stock on May 23, 2016, at par, for an aggregate valuation of $1900.

KUSHNER LAW OFFICES	Tel: (818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax: (213) 337 7058
VALLEY VILLAGE, CA 91607	jkushner@thekushneroffices.com

5

Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA 91607

jkushner@thekushneroffices.com

Relationship with Tiber Creek Corporation, page 16

15.	Staff’s Comment: Please file the agreement with Tiber Creek as an exhibit. Please also disclose the compensation you are obligated to pay pursuant to this agreement.

Company’s Response: Pursuant to the Staff’s request, the Company has filed the May 3rd, 2016 agreement with Tiber Creek to its draft registration statement as a separate “EXHIBIT” submission on EDGAR. The Company has also revised its disclosure in the Amendment to reflect the compensation the Company is obligated to pay pursuant to this agreement.

Management, page 20

16.	Staff’s Comment: Please disclose Ms. Khoo’s specific experience for the last five years, including the name of the Company for which she worked and the positions she held.

Company’s Response: Pursuant to the Staff’s request, the Company has revised its disclosure in the Amendment to clarify and specify Ms. Khoo’s experience over the last five years.

17.	Staff’s Comment: We note your disclosure on page 16 that your only employee is your sole officer Ms. Khoo. Note 5 to your financial statements states that Max Niche Saint Solution Pte. Ltd works with Ms. Khoo as management of the company. Please disclose Max Niche’s role in your management.

Company’s Response: Pursuant to the Staff’s request, the Company has revised its disclosure in the Amendment to clarify Max Niche’s informal role as consultant to the Company. Note that further revisions have been made in the disclosure to reflect Max Niche’s said role with the Company.

Certain Relationships and Related Transactions, page 21

18.	Staff’s Comment: Please disclose the various arrangements that you have with Tiber Creek Corporation, ABN Bridge Corporation, James Cassidy and James McKillop. Please disclose the compensation paid or to be paid in connection with any services provided these parties. Please file your agreement(s) with these parties as exhibits to your registration statement.

Company’s Response: Pursuant to the Staff’s request, the Company has revised its disclosure in the Amendment to reflect and clarify the Company’s relationships with Tiber Creek Corporation, ABN Bridge Corporation, James Cassidy and James McKillop. Please note that the reference to ABN Bridge Corporation was in error and the typographical error has been removed in the Amendment. Please note that there are, nor have there ever been any contracts which have taken place between ABN Bridge Corporation and the Company.

In addition, Pursuant to Staff’s Comment #15, the Company has revised its disclosure to reflect the compensation paid and to be paid in connection with services provided by these parties. The Company has also filed the May 3rd, 2016 agreement with Tiber Creek to its draft registration statement as a separate “EXHIBIT” submission on EDGAR. The Company has not entered into any other agreements nor has the Company paid nor will the Company pay any additional compensation to these parties other than that compensation which has been set out in the May 3rd, 2016 agreement with Tiber Creek.

KUSHNER LAW OFFICES	Tel: (818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax: (213) 337 7058
VALLEY VILLAGE, CA 91607	jkushner@thekushneroffices.com

6

Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA 91607

jkushner@thekushneroffices.com

19.	Staff’s Comment: We note your disclosure on page 16 that Mr. Cassidy provides you the office space free of charge. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website. Please file as an exhibit to the registration statement a written description of your oral agreement with Mr. Cassidy.

Company’s Response: The Company acknowledges the Staff’s comment and has revised its disclosure in the Amendment to reflect that prior to the change in control, the then acting president of the Company effected any work in connection with the Company at his offices free of charge. No oral agreement had taken place since he was the then acting president of the Company. After the change in control, the affairs of the Company were affected at the offices of new management. Subsequent to the filing of the registration statement, the Company has since taken possession of and is utilizing office space loaned to the Company, free of charge, located at Suite 12A,03-05,Level 12A, Plaza Permata, Jalan Kampar Off Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia.

Selling Shareholders, Page 22

20.	Staff’s Comment: Please describe how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement, including the dates of the transactions and the consideration paid by the selling security holders.

Company’s Response: All selling security holders, with the exception of president Ms. Khoo Lay Wah, Max Niche Saint Solutions Pte. Ltd., Mr. James Cassidy, and Mr. James McKillop, acquired their security interests in the Company through a private offering by the Company whereby 500,000 total shares in the Company were offered at Par value, $.0001 per share, to the selling security holders (the “Offering”). All shares sold through this Offering were offered and sold under an exemption from registration provided by Rule 506 of Regulation D of the General Rules and Regulations of the Securities and Exchange Commission. Consistent with the requirements of Rule 506, sales of the investment securities were limited to no more than 35 persons who were not Accredited Investors as that term is defined in Regulation D. Each of the 35 selling security holders have executed subscription agreements indicating date, share price, and total shares purchased. The disclosure has been revised to reflect the dates of these transactions and consideration paid by the selling security holders in the Amendment.

On May 23, 2016, the Company issued 19,000,000 shares to the Company’s president and CEO Ms. Khoo Lay Wah (“Ms. Khoo) for services valued at par. On the same date the Company also issued 500,000 shares to Max Niche Saint Solutions Pte, Ltd. for services rendered to the Company valued at par. In addition, as part of this transaction and pursuant to the Agreement with Tiber Creek Corporation, then Officers of the Registrant, Mr. James Cassidy and Mr. James McKillop, each retained 250,000 shares, or 500,000 total shares, upon effectuating change of control of the Company. The Company has filed the May 3rd, 2016 agreement with Tiber Creek to its draft registration statement as a separate “EXHIBIT” submission on EDGAR.

21.	Staff’s Comment: Please disclose any position, office, or other material relationship that any selling security holder (or any entity or person who has control over such selling security entity) has had within the past three years with you or any of your predecessors or affiliates. Refer to Item 507 of Regulation S-K. Refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations. Refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

Company’s Response: Pursuant to the Staff’s request, the disclosure has been revised to reflect all material relationships that any selling security holder has held within the past three years, as required pursuant to Item 507 of Regulation S-K. Per Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations, the Company has also disclosed nature of ownership of those selling security holders who are not natural persons, but whom have nevertheless had a prior material relationship with the Company.

KUSHNER LAW OFFICES	Tel: (818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax: (213) 337 7058
VALLEY VILLAGE, CA 91607	jkushner@thekushneroffices.com

7

Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA 91607

jkushner@thekushneroffices.com

Exhibit 5; Legality Opinion

22.	Staff’s Comment: We note that your legal opinion states that the company is registering 1,640,000 shares of common stock. However, your registration statement states that you are registering 2,500,000 shares of common stock. Please reconcile these inconsistencies. Please also remove any blanks in your opinion and include the correct contact information for counsel.

Company’s Response: Pursuant to the Staff’s request, the Exhibit 5.0 Legality Opinion has been revised to reflect registration of 2,500,000 shares of common stock, as indicated in the disclosure. All blanks in the opinion have been removed and current contact information for counsel has been provided.

Form 10-K for the year ended December 31, 2015

Item 9A. Controls and Procedures

23.	Staff’s Comment: We note that you have determined that Internal Control over Financial Reporting (ICFR) was ineffective, but that disclosure controls and procedures (DCP) were effective. Please amend your filing to indicate that disclosure controls and procedures were ineffective, if appropriate, or explain to us how you determined that DCP were effective, while ICFR were not.

Company’s Response: Pursuant to the Staff’s Request, an amended Form 10-K for the disclosure for the year ended December 31, 2015 (the “2015 Disclosure Amendment”) has been revised in the 2015 Disclosure Amendment to disclose that controls and procedures (DCP) were ineffective.

24.	Staff’s Comment: Please note that pursuant to Item 307 of Regulation S-K disclosure controls and procedures is defined as controls and procedures that are designed “to ensure information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and controls and procedures that are designed “to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure.” We note that the Company’s conclusions regarding the effectiveness of your disclosure controls and procedures refer to only half of the definition. If you choose to refer to the definition of disclosure controls and procedures when concluding as to the effectiveness of your disclosure controls and procedures then you should provide the entire definition.

Company’s Response: Pursuant to the Staff’s Request, the Form 10-K disclosure for the year ended December 31, 2015 has been revised in the 2015 Disclosure Amendment to reflect the entire definition as pursuant to Item 307 of Regulation S-K disclosure controls and procedures.

KUSHNER LAW OFFICES	Tel: (818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax: (213) 337 7058
VALLEY VILLAGE, CA 91607	jkushner@thekushneroffices.com

8

Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA 91607

jkushner@thekushneroffices.com

Management’s Report on Internal Control over Financial Reporting

25.	Staff’s Comment: You indicate that management has determined that your ICFR was not effective. Please amend your filing, and revise future filings, to identify the material weaknesses that management has identified and management’s plan to remediate such weaknesses. In addition, please also identify which version, 1992 or 2013, of the COSO framework management used in performing its assessment of internal control over financial reporting.

Company’s Response: Pursuant to the Staff’s Request, the disclosure has been revised in the 2015 Disclosure Amendment.

*****

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (818) 850-2749 or you may contact Cassidy & Associates at (202) 744-2929.

Sincerely,

/s/ Joshua A. Kushner
Joshua A. Kushner, Esq.
For Cassidy & Associates

cc:	Khoo Lay Wah
Jim Cassidy, Esq.

KUSHNER LAW OFFICES	Tel: (818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax: (213) 337 7058
VALLEY VILLAGE, CA 91607	jkushner@thekushneroffices.com

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